UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

  For Period Ended: March 31, 2005

      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

            For the Transition Period Ended :________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    Lev Pharmaceuticals, Inc.


Former name if applicable: ___________________________________________

Address of principal executive office (street and number):  122 East 42nd Street
                                                           ---------------------

City, state and zip code:   New York, New York 10168

                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]         (b)      The subject annual report, semi-annual report,
                     transition report on Form 10-K, 20-F, 11-K or Form
                     N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-QSB for the three months ended March 31, 2005 cannot be filed within the prescribed time period because the Company has recently installed a new accounting software package and has experienced delays in obtaining certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.


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

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:
                  Joshua D. Schein, Chief Executive Officer at (212) 682-3096

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                  If the answer is no, identify report(s)
                                                                  [X] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         The Company's financial statements for the three months ended March 31, 2005 to be included in the Company's Form 10-QSB for the three months ended March 31, 2005 will reflect consolidated loss from operation of approximately $973,000 as compared to a loss of approximately $2,618,000 for the three months ended March 31, 2004. Research and development expense for the three months ended March 31, 2005 is expected to be approximately $446,000 as compared to approximately $386,000 for the three months ended March 31, 2004. General, administrative and license acquisition cost expenses is expected to be $549,000 for the three months ended March 31, 2005 as compared to approximately $2,232,000 for the three months ended March 31, 2004. Included in general, administrative and license acquisition cost expenses for the three months ended March 31, 2004 was a non-cash compensation charge of approximately $1,986,000 based upon the issuance of warrants to two consultants in connection with the development of our strategic business plan, obtaining our license and consulting on our corporate structure offset by increases salaries and professional fees.


                            Lev Pharmaceuticals, Inc.
                           ---------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005                               By: /s/ Joshua D. Schein
      ------------                                   --------------------
                                                     Joshua D. Schein
                                                     Chief Executive Officer


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